SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

NOLAND COMPANY

(Name of Subject Company)

Noland Company

(Name of Person Filing Statement)

Common Stock, Par Value $10.00

(Title of Class of Securities)

    655286102

(CUSIP Number of Class of Securities)

Lloyd U. Noland, III

Chairman and President

80 29th Street

Newport News, Virginia 23607

(757) 928-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

Copy to:

Allen C. Goolsby, Esq.

Hunton & Williams LLP

Riverfront Plaza, East Tower

951 East Byrd Street

Richmond, Virginia 23219

(804) 788-8200

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Noland Company, a Virginia corporation (the “Company”) hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) initially filed by the Company with the Securities and Exchange Commission (the “SEC”) on April 19, 2005, with respect to the cash tender offer by Winvest Inc. (“Purchaser”), a Virginia corporation and a wholly owned subsidiary of Primus Inc. (dba WinWholesale Inc.), a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of Common Stock, par value $10.00 per share (the “Shares”), at a price of $74.00 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”), dated April 19, 2005, and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the “Offer”). The Offer was commenced on April 19, 2005 and expires at 12:00 midnight, New York City time, on May 16, 2005, unless it is extended in accordance with its terms.

Item 3. Past Contracts, Transactions, Negotiations and Agreements

Item 3 of the Statement is hereby amended by adding the following paragraph as the second paragraph under the subheading “Directors’ and Officers’ Indemnification” on page 3 of the Statement:

“The Company’s existing D&O Insurance has an aggregate liability limit of $5 million. The 2005 premium for the D&O Insurance is $55,000. As a result of the Merger and pursuant to the terms of the Merger Agreement, after the Effective Time, the Surviving Corporation is required to maintain at least the same amount of insurance coverage on the directors and officers of the Company, provided that the Surviving Corporation shall not be required to pay in excess of $123,750 in premiums per year to maintain the level of insurance coverage on such directors and officers. Therefore, the directors and officers shall not, as a result of the Merger, receive any additional amounts of D&O Insurance coverage that they would not have received had the Merger not occurred and they had remained directors and/or officers of the Company.”

Item 3 of the Statement is hereby further amended by adding the following paragraph immediately prior to the last paragraph under the subheading “Noland Company Executive Severance Plan” on page 4 of the Statement:

“As noted above, the cash severance amounts and duration of the benefits payable to a Participant are generally based on the Participant’s Protection Period which is reduced by continued comparable employment. The formula for determining the cash severance amount and the period for which it and benefits are to be paid includes a number of variables, including, among others: (i) the Change of Control Date, (ii) the Participant’s normal retirement date, (iii) the Participant’s Separation Date, (iv) the Participant’s annualized base salary on the date of the Participant’s Separation Date, (v) the average annual bonuses paid to the Participant in the three full calendar years preceding the year in which the Participant’s Separation Date occurs, and (vi) in certain cases, the age of a Participant’s spouse. Thus, without making certain assumptions, it is not possible to quantify the amount of severance or value the benefits a Participant might receive under the Severance Plan. The table below reflects the cash severance and the estimated value of the benefits each of the listed executive officers would receive under the Severance Plan if a Change of Control occurred on June 30, 2005, and the executive: (a) was terminated by the Company without Cause as of July 1, 2005, (b) did not seek other employment, and (c) was otherwise eligible to receive a benefit under the Severance Plan. No non-employee directors are eligible to participate in the Severance Plan.

Executive Officers	Cash Benefit Payable	Value of or Estimated Premiums Related to Continued Welfare Benefits
John E. Gullett	$ 188,720	$15,707
Arthur P. Henderson, Jr.	602,601	32,231
Lloyd U. Noland, III	1,041,501	32,231
Jean F. Preston	670,599	32,231
James E. Sykes, Jr.	237,014	21,073
Benjamin A. Williams, III	360,701	15,707

Item 3 of the Statement is hereby further amended by adding the following paragraph immediately prior to the last paragraph under the subheading “Noland Company Supplemental Executive Retirement Plan” on page 4 of the Statement:

“The enhanced benefit payable to a Participant under the Supplemental Plan is essentially the additional Accrued Benefit a Participant would earn under the Regular Plan based on his Additional Service Credit. Assuming that each of the eligible Participants was terminated July 1, 2005, following a Change of Control, the Additional Service Credits, Accrued Benefits and the present value of the benefit enhancement for each affected officer, as calculated by the Regular Plan’s actuary based on valuation information available at the time of the January 10, 2005, calculation, is set forth in the table below. No non-employee directors are eligible to participate in the Supplemental Plan.

Executive Officers	Additional Service Credit	Additional Annual Life Benefit Payable at Normal Retirement Date	Present Value of Benefit at 5.75% Discount Rate
John E. Gullett	1.5	3,098	$28,200
Arthur P. Henderson, Jr.	3	11,165	88,800
Robert M. Jones	2	2,310	14,200
Lloyd U. Noland, III	3	9,736	77,500
James E. Sykes, Jr.	2	3,606	28,100
David M. Thompson	2	3,695	25,000

Item 3 of the Statement is hereby further amended by adding the following paragraph immediately prior to the last paragraph under the subheading “Noland Company Restricted Stock Plan” on page 5 of the Statement:

“The table below reflects unvested restricted Shares each executive officer of the Company is expected to own on June 30, 2005, after the intended issuance by the Company of 10,000 restricted Shares following the May 6, 2005, shareholders’ meeting. The table also indicates the present value of the accelerated vesting, based on calculations made pursuant to Treasury Regulations § 1.280G-1(c)(4), assuming a value of $74.00 per Share, a Change of Control on June 30, 2005, and the full vesting of all restricted Shares as of that date.

Executive Officers	Unvested Restricted Shares as of June 30, 2005	Present Value of Accelerated Vesting
John E. Gullett	2,400	$83,611
Arthur P. Henderson, Jr.	3,650	127,978
Lloyd U. Noland, III	4,900	172,994
Jean F. Preston	3,950	145,296
James E. Sykes, Jr.	2,395	84,698
Benjamin A. Williams, III	1,400	71,731

Item 3 of the Statement is hereby further amended by deleting the following subheading under the subheading “Merger Agreement” in its entirety from page 6 of the Statement:

“Explanatory Note Regarding the Summary of the Merger Agreement in the Offer to Purchase: Representations and Warranties in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures”

Item 3 of the Statement is hereby further amended by deleting the following paragraph under the subheading “Merger Agreement” in its entirety from page 6 of the Statement:

“The summary of the terms of the Merger Agreement in Section 10 of the Offer to Purchase is intended to provide information about the terms of the Offer and Merger. The terms and information in the Merger Agreement should not be relied on as disclosures about WinWholesale, Winvest or Noland Company or the subsidiaries of Noland Company. Noland Company’s public disclosures are those disclosure that Noland Company sets forth in its

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public reports with the SEC. The Merger Agreement is not intended to change or supplement the disclosures in Noland Company’s public reports.”

Item 4. The Solicitation or Recommendation

Item 4 of the Statement is hereby amended by deleting the second sentence in the first paragraph under the subheading “Reasons for the Recommendation of the Special Committee” on page 14 of the Statement and replacing it with the following sentence:

“In making such recommendation and in approving the Merger Agreement and the transactions contemplated thereby, the Special Committee based its determination and favorable recommendation on a number of reasons that affirmatively supported such determination and favorable recommendation, including, but not limited to, the following:”

Item 4 of the Statement is hereby further amended by deleting the penultimate paragraph under the subheading “Reasons for the Recommendation of the Special Committee” on page 14 of the Statement and replacing such paragraph with the following paragraph in order to replace the words “factor” and “factors” with the words “reason” and “reasons”, respectively:

“The Special Committee did not assign relative weights to the above reasons or determine that any one reason was of particular importance. Rather, the Special Committee viewed its position and recommendation as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Special Committee assigned different weights to the reasons.”

Item 4 of the Statement is hereby further amended by deleting the first paragraph under the subheading “Reasons for the Recommendation of the Board of Directors” on page 16 of the Statement and replacing it with the following paragraph:

“In unanimously determining that the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company and its shareholders and recommending to the shareholders of the Company that they accept the Offer and tender their Shares in the Offer, and, if required by the terms of the Merger Agreement and applicable law, approve the Plan of Merger, the Board of Directors based its determination and favorable recommendation on a number of reasons that affirmatively supported such determination and favorable recommendation, including, but not limited to, the following:”

Item 4 of the Statement is hereby further amended by deleting the third reason under the subheading “Reasons for the Recommendation of the Board of Directors” on page 16 of the Statement and replacing such third reason with the following in order to replace the word “factors” with the word “reasons”:

“3. the reasons referred to above as having been taken into account by the Special Committee; and”

Item 4 of the Statement is hereby further amended by deleting the penultimate paragraph under the subheading “Reasons for the Recommendation of the Board of Directors” on page 16 of the Statement and replacing such paragraph with the following paragraph in order to replace the words “factor” and “factors” with the words “reason” and “reasons”, respectively:

“The Board of Directors did not assign relative weights to the above reasons or determine that any reason was of particular importance. Rather, the Board of Directors viewed its position and recommendation as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board of Directors assigned different weights to the reasons.”

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Item 9. Exhibits

Item 9 of the Statement is hereby amended by deleting Annex B to the Statement in its entirety and replacing it with the Annex B attached to this Amendment No. 1

(a)(1)	Offer to Purchase, dated April 19, 2005 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Purchaser on April 19, 2005).

(a)(2)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Parent and Purchaser on April 19, 2005).

(a)(3)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached hereto as Annex A).*

(a)(4)	Opinion of The Blackstone Group L.P., dated April 11, 2005 (attached hereto as Annex B).

(a)(5)	Letter dated April 19, 2005 to the Company’s shareholders.*

(a)(6)	Press Release issued by the Company on April 12, 2005 (incorporated herein by reference to the pre-commencement Schedule 14D-9 filed with the SEC on April 12, 2005).

(a)(7)	Press Release issued by Parent on April 12, 2005 (incorporated herein by reference to the pre-commencement Schedule TO filed with the SEC on April 12, 2005).

(e)(1)	Agreement of Merger, dated April 11, 2005, by and among Parent, Purchaser and the Company (incorporated herein by reference to the pre-commencement Schedule 14D-9 filed with the SEC on March 28, 2005).

(e)(2)	Confidentiality Agreement, dated as of January 12, 2005, between Parent and the Company (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed with the SEC on April 19, 2005).

(e)(3)	Article XI of the By-Laws of the Company.*

(e)(4)	1999 Outside Directors Stock Plan (incorporated herein by reference to Exhibit (10)(ii) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

(e)(5)	Noland Company Restricted Stock Plan (incorporated herein by reference to Exhibit (10)(i) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998).

(e)(6)	Amendment to the Noland Company Restricted Stock Plan (incorporated herein by reference to Item 1.01 of the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2005).

(e)(7)	Noland Company Common Stock Benefit Trust (incorporated herein by reference to Exhibit (10)(iii) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

(e)(8)	Noland Company Supplemental Retirement Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2005).

(e)(9)	Noland Company Executive Severance Pay Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2005).

(g)	Not Applicable.

Annex A	Information Statement, dated April 19, 2005, pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.*

Annex B	Opinion of The Blackstone Group L.P., dated April 11, 2005.

* — Previously filed.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

NOLAND COMPANY

By:	/s/ Arthur P. Henderson, Jr
Arthur P. Henderson, Jr. Vice President—Finance

Dated: May 3, 2005

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April 11, 2005

Special Committee of the Board of Directors

Noland Company

80 29th Street

Newport News, Virginia 23607

Gentlemen:

Noland Company (“Noland” or the “Company”), and Primus Inc. (“Primus”) are parties to the Agreement of Merger, dated April 11, 2005 (the “Merger Agreement”), which provides for, among other things, the acquisition of all of the Company’s outstanding common stock, par value $10.00 per share (the “Transaction”). Pursuant to the Merger Agreement, Noland shareholders will receive cash consideration of $74 per share (the “Consideration”). You have asked us whether, in our opinion, the Consideration to be received by Noland shareholders is fair to such shareholders from a financial point of view.

In arriving at the opinion set forth below, we have, among other things:

■	Reviewed certain publicly available information concerning the business, financial condition, and operations of Noland that we believe to be relevant to our inquiry.

■	Reviewed certain internal information concerning the business, financial condition, and operations of Noland that we believe to be relevant to our inquiry.

■	Reviewed certain internal financial analyses relating to Noland, prepared and furnished to us by the management of Noland.

■	Reviewed certain estimates and forecasts relating to Noland, prepared and furnished to us by the management of Noland.

■	Reviewed the Merger Agreement, dated April 11, 2005.

■	Held discussions with members of management of Noland concerning Noland’s business, operating and regulatory environment, financial condition, prospects, and strategic objectives.

■	Compared certain financial information for Noland with similar information for certain other industrial distribution companies, the securities of which are publicly traded where applicable.

■	Reviewed the financial terms of certain recent business combinations in the industrial distribution industry.

■	Performed discounted cash flow analyses on the financial projections of Noland.

■	Performed such other studies and analyses and took into account such other matters we deemed appropriate.

In preparing this opinion, we have relied, without independent verification, upon the accuracy and completeness of all financial and other information that is available from public sources and

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all projections and other information provided to us by Noland or otherwise reviewed by us. We have assumed that the financial and other projections prepared by Noland, and the assumptions underlying those projections, including the amounts and the timing of all financial and other performance data, are reasonably prepared and represent management’s best estimates as of the date of their preparation. We have further relied upon the assurances of the management of Noland that they are not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading.

While we have reviewed Noland’s historical and projected financial results, we have not made an independent evaluation or appraisal of the Company’s assets and liabilities. We also have not performed due diligence on the Company’s physical properties and facilities; sales, marketing, distribution or service organizations; or product markets. We have not considered in reaching the conclusions set forth in this opinion the relative merits of the Transaction as compared to any other business plan or opportunity that might be available to the Company.

We have assumed that the transactions contemplated by the Merger Agreement will be consummated on substantially the terms set forth therein. This opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof only.

It is understood that this letter is for the information and assistance of the Special Committee and the full Board of Directors only and, without our prior written consent, is not to be quoted, summarized, paraphrased or excerpted, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other report, document, release or other written or oral communication prepared, issued or transmitted by the Board of Directors. However, Blackstone understands that the existence of any opinion may be disclosed by the Company in a press release and a description of this opinion will be contained in, and a copy of this opinion will be filed as an exhibit to, the disclosure documents relating to the Transaction and agrees to not unreasonably withhold its written approval for such use as appropriate following Blackstone’s review of, and reasonable opportunity to comment on, any such document.

We have acted as financial advisor to Noland with respect to the Transaction and will receive a fee from Noland for our services which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse us for out-of-pocket expense and to indemnify us for certain liabilities arising out of the performance of such services (including, the rendering of this opinion).

Based on the foregoing and subject to the qualifications set forth herein, we are of the opinion that, as of the date hereof, the Consideration to be received by the shareholders of Noland is fair to such shareholders from a financial point of view.

Very truly yours,

/s/ The Blackstone Group L.P.

The Blackstone Group L.P.